Av Industrial 675
Lima 1 Perú

Ferreyros

T 511 336 7070
F 511 336 8331

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, October 25th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements as of March 31th, 2008, and our management report for that period and Consolidated Financial Statements as December 31st, 2007.

Sincerely yours,

Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

www.ferreyros.com.pe

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de marzo del 2008. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Mariela Garcia de Fabbri
Gerente General

Victor Astete Palma
Gerente División de Contraloría

Lima, 30 de abril del 2008

Ferreyros



Primer trimestre Año 2008

PERFIL DE LA EMPRESA

La actividad de Ferreyros es la importación para la venta y alquiler de bienes de capital, con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de locales y talleres.

Ferreyros tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

Gestión comercial

En el 1T 2008, Ferreyros realizó la venta de camiones mineros *Caterpillar* por US$14 millones a una empresa minera dedicada a la extracción de oro. Adicionalmente, efectuó ventas de máquinas de movimiento de tierra *Caterpillar* a empresas del sector construcción por US$25 millones.

Asimismo, realizó ventas de camiones *Iveco* por US$4 millones a empresas contratistas que ejecutan trabajos para empresas del sector construcción y sector minero.

Los productos de la línea *Caterpillar* representaron en el año 2007 el 87% del total de las ventas de Ferreyros, y han mantenido el mismo porcentaje en el primer trimestre del 2008, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y los equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado.

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Automotor
11%
Caterpillar
87%
Agrícola
2%

Las ventas al 31 de marzo de 2008 ascendieron a S/. 514.1 millones, en comparación con S/. 457.3 millones obtenidos el mismo periodo del año anterior, lo que equivale a un incremento de 12.4%, explicado por el buen desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones.

La mayor participación la mostró el sector minero. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia del inicio de importantes obras tanto privadas como públicas y, en general, por la expansión del PBI del sector construcción, cuyo crecimiento en en el primer bimestre del 2008 ha sido de 21.72%. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector construcción en el 1T 2008 muestren una participación de 31% en el total de las ventas, con un aumento de más de 14 puntos porcentuales en comparación con el mismo período del año anterior.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros: Participación sectorial en las ventas - 1T 2008
(En porcentajes)


Transporte 6%
Pesca 3%
Industria 1%
Comercio 2%
Agricultura 2%
Construccion 31%
Hidrocarbur 2%
Gobierno 3%
Otros 4%
Minería 46%

Perú: Importaciones de bienes de capital
(en US$ millones)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
2007
Ene-Mar
Import
1,375
3,078
4,440
6,345
2,008

Con el fin de mantener un sostenido crecimiento en ventas, Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en la oficina principal como en sucursales. Se tiene previsto una inversión para este año de US$42 millones en Activos Fijos.

Importaciones

En lo referente a las importaciones, cabe destacar que Ferreyros ha mantenido el primer lugar del ranking de importación de bienes de capital, con un crecimiento de 13.3% respecto del 2007, según reportes de Comexperú elaborados con fuentes de la Sunat.

Importaciones de Bienes de Capital
Enero-Marzo
2008/2007
(Millones de US$ CIF)

N°	RUC	RAZÓN SOCIAL	2007	2008	Var.%
1	20100027292	FERREYROS S.A.A.	99.05	112.23	13.30

Según Comexperú, el nivel de importaciones de bienes de capital en el primer trimestre del 2008 alcanzó en el país la cifra de US$ 2,008 millones de los cuales $124 millones corresponden a Ferreyros y otras empresas de la organización

Hechos Destacados

En el 1T 2008, el presidente del directorio de la empresa, Carlos Ferreyros Aspíllaga, anunció su voluntad de dejar el cargo. Como parte de una planificada sucesión, Oscar Espinosa Bedoya, quien se desempeñaba como director gerente general, asumió la posición de presidente del directorio de Ferreyros; mientras que Carlos Ferreyros Aspíllaga fue nombrado vicepresidente del directorio. Mariela García de Fabbri fue designada gerente general, tras haber ocupado por tres años la gerencia general adjunta.

Ferreyros concretó un acuerdo con SPC importante empresa minera dedicada a la extracción de cobre, para proveer de maquinaria *Caterpillar*, por un valor de 65 millones de dólares, al nuevo proyecto Tía María, en Arequipa. Con esta operación, el cliente en mención, adquiere el 100% del equipo de acarreo *Caterpillar* para su nueva mina, compuesto mayormente por camiones mineros 793D.

Asimismo, se tomó la decisión de implementar en Ferreyros el sistema de gestión de recursos empresariales de la empresa SAP, líder mundial en soluciones de sistemas, como parte de la mejora de los procesos del negocio. En el mes de abril se iniciará el proyecto de implementación.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

De acuerdo a su estrategia de financiar un porcentaje importante de sus operaciones a través del mercado de capitales, Ferreyros colocó en marzo US$15 millones en bonos corporativos, con una demanda total de US$26.1 millones, a una tasa de 6.5%. Con esta colocación, en el marco del primer programa de instrumentos representativos de deuda, el monto vigente de bonos corporativos de Ferreyros en el mercado asciende a más de US$85 millones.

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al primer trimestre del 2008 y 2007. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 1T 2008 ascendieron a S/. 514.1 millones, en comparación con S/. 457.3 millones del mismo período del año anterior, lo que equivale a un incremento de 12.4%, explicado por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 10.6% a las del 1T 2007 (S/. 346.3 millones en el 1T 2008; S/. 313.2 millones en el 1T 2007), debido a lo siguiente:

- Incremento de 8.1% en la venta de equipos *Caterpillar* (S/. 274.8 millones en el 1T 2008; S/. 254.2 millones en el 1T 2007), generado por la demanda creciente de equipos *Caterpillar* por parte de clientes del sector construcción y de empresas contratistas que ejecutan trabajos para la mediana minería.
- Incremento en la venta de equipos agrícolas de 79.8% (S/. 10.0 millones en el 1T 2008; S/. 5.6 millones en el 1T 2007), explicado, principalmente, por ventas a clientes del sector agroexportador.
- Aumento de 52.6% en las ventas de la línea automotriz (S/. 47.8 millones en el 1T 2008; S/. 31.3 millones en el 1T 2007), producido por ventas de volquetes *Iveco*, por S/ 34.0 millones, a empresas dedicadas a la construcción de carreteras y a la ejecución de obras de desarrollo y explotación para empresas de la mediana minería.

Disminución de 38.3% en las ventas de unidades usadas (S/. 13.6 millones en el 1T 2008; S/. 22.1 millones en el 1T 2007), debido a que en el mes de abril del 2007 el negocio de alquiler de equipo ligero fue transferido a una subsidiaria y por lo tanto también la venta de las unidades usadas que se retiran de la flota de alquiler de equipos ligeros, la que hasta marzo del 2007 formaba parte de las ventas de Ferreyros.

Las ventas de repuestos y servicios mostraron en el 1T 2008 un incremento de 13.0% en comparación con las del mismo período del año anterior (S/.160.8 millones en el 1T 2008; S/.142.3 millones en el 1T 2007), como consecuencia de mayores ventas a empresas de la gran minería.

Ventas - Repuestos y Servicios
(en US/. millones)


535.0
593.4
603.1
142.3
160.8
2005
2006
2007
Ene-Mar 2007
Ene-Mar 2008

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Por otra parte, los ingresos por alquiler de equipo pesado en el 1T 2008 fueron superiores en 277.2% a las del mismo período del año anterior (S/. 7.0 millones el 1T 2008; S/. 1.9 millones en el 1T 2007) debido a una mayor demanda, principalmente, por parte de clientes del sector construcción y gracias a un incremento de la la flota de alquiler pasando de 30 unidades a 170 unidades.

UTILIDAD EN VENTAS

La utilidad en ventas del 1T 2008 ascendió a S/. 88.2 millones, monto ligeramente inferior a la del año anterior que fue de S/. 91.6 millones. En términos porcentuales, el margen bruto del 1T 2008 es inferior al del mismo período del año anterior (17.1% en el 1T 2008; 20.0% en el 1T 2007). La disminución en el margen bruto porcentual se debe a una disminución significativa en el tipo cambio, que ha ocasionado una reducción en la conversión a soles de los precios de venta en dólares, frente a un costo de ventas que refleja el equivalente en soles de los dólares de la importación a un tipo de cambio histórico del momento de la compra, el cual dada la revaluación de los últimos meses es mayor, afectando consecuentemente los margenes brutos contables, pero no de la misma manera los reales. La mayor parte de esta menor utilidad es compensada con la utilidad en cambio resultante de ajustar los pasivos en dólares relacionados con la compra de los inventarios vendidos.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el primer trimestre de 2008 a S/. 60.9 millones, en comparación con S/. 48.1 millones del mismo período del año anterior, esto es, un incremento de 26.5%, atribuible, básicamente, a un aumento de los gastos variables como consecuencia del crecimiento de las ventas y a un incremento en los gastos fijos, debido a: i) aumento de remuneraciones para reponer la pérdida de poder adquisitivo por efecto de la inflación; ii) contratación de personal técnico para atender la futura demanda de servicios de mantenimiento y reparaciones y iii) aumento en la provisión para cuentas de cobranza dudosa, referido, básicamente, a un cliente contratista minero, cuyo crédito tiene cierto grado de riesgo de incobrabilidad.

INGRESOS FINANCIEROS

Los ingresos financieros del primer trimestre de 2008 ascendieron a S/. 7.4 millones en comparación con S/. 9.4 millones del mismo período del año anterior, lo que representan una disminución de 21.0%, debido a que, a partir de enero del 2008, los descuentos por pronto pago de compras de máquinas Caterpillar han sido reemplazados por el proveedor por un descuento sobre su precio de venta; vale decir, el ingreso financiero del 2007 representa en el 2008 un menor precio de compra.

Ferreyros: Evolución de los ingresos financieros (En S/. millones)


45
40
35
30
25
20
15
10
5
0
2005
2006
2007
Mar-07
Mar-08
24.3
33.7
42.3
9.4
7.4

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 11.2 millones en el tercer trimestre de 2008 en comparación con S/.7.3 millones del mismo período del año anterior, lo que representa un aumento de 54.2%, debido, principalmente, a un aumento de S/.152.8 millones en el pasivo promedio sujeto a pago de interés. El pasivo promedio en el 1T 2008 fue de S/.595.9 millones frente al pasivo promedio del 1T 2007 que fue de S/.443.1 millones. El mayor pasivo promedio se explica, principalmente, por i) aumento de las compras de inventario debido al crecimiento de las ventas y a la necesidad [illegible] mayores

Ferreyros S.A.

Ferreyros

MARIELA GARCIA DE FABBRI
Gerente General

VICTOR ASTETE PALMA
Gerente División Contraloría

existencias para suplir la falta de abastecimiento de fábrica como consecuencia del aumento de la demanda mundial de sus productos, pasando los inventarios de S/. S/. 382 millones al 31.03.07 a S/. 488 millones al 31.03.08; y ii) incremento del activo fijo por la construcción del nuevo local de Monterrico y por compras de nuevas unidades para la flota de alquiler de equipo pesado, la cual ha pasado de S/. 108 millones al 31-03-07 a S/. 210 millones al 31-03-08. Adicionalmente, el crecimiento de los gastos financieros fue producido por un ligero aumento en la tasa de interés de las obligaciones en dólares con instituciones financieras nacionales. Este aumento, sin embargo, fue compensado, en parte, con un menor pago en soles de intereses pactados en dólares americanos, debido a la caída del tipo de cambio (la mayor parte de las obligaciones de la compañía han sido contraídas en dicha moneda extranjera).

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS

En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 5.6 millones en el 1T 2008, en comparación con S/. 8.2 millones registrados en el mismo período del año anterior, una disminución de 32.2%, explicada, principalmente, por una menor utilidad registrada por una asociada del sector seguros, que tuvo ingresos extraordinarios en el 2007.

OTROS INGRESOS (EGRESOS)

En el primer trimestre de 2008 se registró en este rubro un egreso neto de S/. 3.3 millones en comparación con un ingreso neto de S/. 0.8 millones del mismo período del año anterior. En el primer trimestre de 2008, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 2.6 millones por resoluciones de contrato; ii) un ingreso de S/. 0.1 millones por alquiler de locales; iii) otros ingresos netos por S/. 0.6 millones. En el primer trimestre de 2007, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por resoluciones de contrato; ii) un ingreso de S/. 0.2 millones por alquiler de locales; iii) ingresos diversos por S/. 0.4 millones.

UTILIDAD (PÉRDIDA) EN CAMBIO

El primer trimestre de 2008 y el primer trimestre de 2007 incluyen utilidad en cambio por S/. 29.8 millones y S/. 1.0 millones, respectivamente. En ambos periodos la utilidad fue producida por la apreciación del nuevo sol frente al dólar norteamericano (8.4% el primer trimestre de 2008 y 0.4% el primer trimestre de 2007), lo cual genera una reducción en el valor equivalente de nuestros pasivos en dólares, compensando la menor utilidad bruta contable que no permite ajustar de la misma manera los inventarios.

En el caso de Ferreyros, el importe de las cuentas por pagar en moneda extranjera es mayor que el de las cuentas por cobrar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del primer trimestre de 2008 y de 2007 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del primer trimestre de 2008 ascendió a S/. 41.3 millones en comparación con S/. 38.1 millones del mismo período del año anterior, esto es, un aumento de 8.3%, explicado, principalmente por un mayor volumen de ventas con márgenes en términos de dólares que se han mantenido en los niveles esperados por la empresa, el cual sin embargo se refleja en los estados financieros como una menor utilidad bruta pero que es compensada con una parte significativa de la utilidad en cambio. El mejor resultado de las operaciones ha permitido cubrir la disminución de ingresos financieros y participación en los resultados de subsidiarias, así como el aumento de gastos de administración y ventas, gastos financieros y egresos diversos. El resultado es un incremento de la utilidad neta en S/. 3.2 millones en

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

relación con la obtenida en el mismo período del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) en el 1T 2008 ascendió a S/. 52.4 millones frente a S/. 68.6 millones del mismo período del año anterior, lo cual representa una disminución de 23.6%. Esta disminución se explica por la mayor diferencia de cambio registrada en el 1T 2008, la cual se deduce de la utilidad antes de participaciones e impuesto para el cálculo de la UAIDA.

ANÁLISIS DEL BALANCE GENERAL

El total de activos al 31 de marzo de 2008 ascendió a S/. 1,474.7 millones en comparación con S/. 1,164.4 millones al 31 de marzo de 2007, lo que representa un incremento neto de S/. 310.3 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de Existencias por S/. 96.1 millones debido a: i) un aumento de S/.150.8 millones por compras efectuadas en el período para atender el crecimiento de las ventas y para suplir la falta de abastecimiento de fábrica debido al aumento de la demanda mundial de sus productos, lo cual ha ocasionado una ampliación del tiempo de reposición del inventario de 3 a 5 meses, en promedio; ii) una disminución neta de S/. 49.4 millones por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; y iii) una reducción de S/. 5.3 millones por incremento de la provisión para desvalorización de existencias.

b) Aumento neto del Activo Fijo por S/. 130.0 millones, que se explica por: i) un aumento de S/. 80.5 millones por compras de equipos para la flota de alquiler; ii) un aumento de S/. 59.6 millones por compras de otros activos fijos (S/.24.1 por construcción del nuevo local, S/. 8.1 por compras de maquinaria y equipo de taller, S/. 7.4 por remodelación de talleres del CRC, S/. 9.6 por compra de local para almacenaje de máquinas y S/. 10.4 por compras de otros activos fijos); iii) un incremento neto de S/. 49.4 millones por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; iv) una disminución de S/. 8.7 millones por ventas de activos fijos; v) una reducción de S/. 36.7 millones por aumento en la depreciación acumulada; vi) una disminución de S/. 16.2 por transferencia de local y flota de alquiler a una subsidiaria mediante aporte de capital; y vii) un aumento de S/. 2.1 millones por disminución en la provisión para desvalorización de activo fijo.

c) Incremento de Inversiones en Valores por S/. 39.7 millones debido a: i) un aumento de S/. 30.1 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) un incremento de S/. 11.7 millones por aporte de capital a una subsidiaria dedicada a la comercialización de equipos ligeros; iii) una disminución de S/. 4.7 por aumento de la provisión para desvalorización de la inversión en una subsidiaria dedicada a la crianza y venta de langostinos; iv) un incremento de S/. 4.9 por aporte de capital a una nueva subsidiaria; y v) otras disminuciones S/. 2.3 millones.

Al 31 de marzo de 2008, el total de pasivos ascendió a S/. 963.3 millones en comparación con S/. 722.6 millones al 31 de marzo de 2007, lo que equivale a un incremento de S/. 240.8 millones. La conformación de las obligaciones de la empresa al 31 de marzo del 2008 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 31 de marzo de 2008 es de 1.40, superior al ratio corriente de 1.35 al 31 de marzo de 2007.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

El ratio de apalancamiento financiero al 31 de marzo de 2008 es 1.29 en comparación con 1.17 al 31 de marzo de 2007. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	Acumulado al 31-3-2008	%	Acumulado al 31-3-2007	%	Variación %
Ventas Netas	514,076	100.0	457,349	100.0	12.4
Costo de Ventas	(425,919)	-82.9	(365,711)	-80.0	16.5
Utilidad en ventas	**88,157**	17.1	**91,637**	20.0	**-3.8**
Gastos de Venta y Administración	(60,865)	-11.8	(48,107)	-10.5	26.5
Otros Ingresos (Egresos), neto	3,267	0.6	782	0.2	317.8
Utilidad en operaciones	**30,559**	5.9	**44,312**	9.7	**-31.0**
Ingresos Financieros	7,412	1.4	9,385	2.1	-21.0
Diferencia en cambio	29,750	5.8	984	0.2	2,922.7
Gastos Financieros	(11,192)	-2.2	(7,258)	-1.6	54.2
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	5,563	1.1	8,210	1.8	-32.2
Utilidad antes de Participaciones e Impuesto a la Renta	**62,091**	12.1	**55,633**	12.2	**11.6**
Participaciones	(4,676)	-0.9	(3,936)	-0.9	18.8
Utilidad antes de Impuesto a la Renta	**57,415**	11.2	**51,697**	11.3	**11.1**
Impuesto a la Renta	(16,131)	-3.1	(13,578)	-3.0	18.8
Utilidad neta	**41,284**	8.0	**38,119**	8.3	**8.3**

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	31-Mar-08	31-Mar-07	Variación %
Caja y bancos	61,718	19,970	209.1
Cuentas por cobrar comerciales	350,112	348,486	0.5
Inventarios	478,518	382,418	25.1
Cuentas por cobrar vinculadas	15,686	30,076	-47.8
Otras cuentas por cobrar	6,119	4,701	30.2
Gastos pagados por anticipado	2,336	2,166	7.8
Activo Corriente	**914,489**	**787,818**	16.1
Cuentas por cobrar comerciales a largo plazo	42,939	38,534	11.4
Equipo de alquiler	210,251	108,426	93.9
Otros activos fijos	331,027	288,425	14.8
	541,278	396,851	36.4
Depreciación acumulada	(183,989)	(169,583)	8.5
Inmueble, maquinaria y equipo, neto	357,289	227,267	57.2
Inversiones	138,204	98,488	40.3
Otros activos no corrientes	21,798	12,330	76.8
Activo no Corriente	**560,230**	**376,620**	48.8
Total Activo	**1,474,719**	**1,164,438**	26.6
Deuda de corto plazo	88,292	72,371	22.0
Otros pasivos corrientes	569,779	509,470	11.8
Pasivo corriente	**658,071**	**581,841**	13.1
Deuda de largo plazo	305,248	140,726	116.9
Total Pasivo	**963,319**	**722,567**	33.3
Ganancias diferidas	**12,614**	**4,590**	174.8
Patrimonio	**498,787**	**437,281**	14.1
Total Pasivo y Patrimonio	**1,474,719**	**1,164,438**	26.6
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada periodo)	8,910	6,706	
UAIDA	52,444	68,610	-23.6
Ratios Financieros			
Ratio corriente	1.39	1.35	
Apalancamiento Financiero	1.29	1.17	
Valor contable por acción	1.63	1.43	

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A

Ventas netas por area de operaciones
(En miles de nuevos soles)

	Acumulado al 31-3-2008	%	Acumulado al 31-3-2007	%	Variación %
Caterpillar:					
Gran mineria	79,656	15.5	104,335	22.8	-23.7
Otros	195,159	38.0	149,823	32.8	30.3
	274,815	53.5	254,157	55.6	8.1
Equipos agricolas	10,042	2.0	5,587	1.2	79.8
Automotriz	47,795	9.3	31,323	6.8	52.6
Unidades usadas	13,620	2.6	22,092	4.8	-38.3
	346,272	67.4	313,159	68.5	10.6
Repuestos y servicios	160,818	31.3	142,338	31.1	13.0
Alquileres	6,986	1.4	1,852	0.4	277.2
Total	514,076	100.0	457,349	100.0	12.4

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2008
Minería	45.2%
Construccion	31.0%
Pesca	3.4%
Comercio y Servicios	2.2%
Agricultura	2.2%
Industria	0.8%
Gobierno	3.2%
Transporte	5.9%
Hidrocarburos	1.6%
Otros	4.3%
Total	100.0%

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del pasivo al 31 de marzo del 2008
(En miles de US dólares)

	Total	Pasivo corriente	Pasivo a largo plazo	
			Parte corriente	Largo plazo
Bancos	55,280	43,442	5,573	6,265
Inst. Financ. del exterior	43,200	35,200		8,000.0
Proveedores:				
Caterpillar	50,015	50,015		
Otros	31,737	31,737		
Bonos corporativos	86,875		17,500	69,375
Caterpillar Financial Services	36,600		9,080	27,520
Otros pasivos	47,101	47,101		
Total	350,808	207,495	32,153	111,160

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


RECEIVED
2008 MAY -7 P 1:41

Ferreyros

NOTAS A LOS ESTADOS FINANCIEROS
Al 31 de marzo del 2008

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2007.

Moneda funcional y de presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 9915

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	31-03-08		31-12-07	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	385,580	47,263	277,496	51,150
Intereses diferidos	(10,152)	(4,324)	(11,249)	(4,579)
Provisión para cuentas de cobranza dudosa	(25,317)	-	(27,106)	-
	350,112	42,939	239,141	46,571

3) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Los saldos de las cuentas por cobrar y por pagar con empresas Afiliadas son los siguientes :

	31-03-08	31-12-07
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq S.A.	6,760	8,716
Orvisa Sociedad Anónima	5,154	1,059
Otras compañias	98	101
Domingo Rodas S.A.	80	87
	12,092	9,963
Diversas :		
Unimaq S.A.	2,060	2,207
Orvisa Sociedad Anónima	946	859
Domingo Rodas S.A.	309	338
Megacaucho & Representaciones S.A.C.	279	1,227
Fiansa S.A	0	6
	3,594	4,637
Total cuentas por cobrar	15,686	14,600
Por pagar vencimiento corriente		
Comerciales:		
Unimaq S.A.	6,339	1,647
Motorindustria S.A.	603	658
Orvisa Sociedad Anónima	503	719
Megacaucho & Representaciones S.A.C.	298	173
Fiansa Sociedad Anónima	140	267
Depósitos Efe S.A.	44	28
Total cuentas por pagar	7,926	3,492

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19916

4) EXISTENCIAS

Este rubro comprende:

	31-03-08	31-12-07
	S/.000	S/.000
Máquinas, motores y automotores	182,559	277,606
Repuestos	114,807	106,627
Servicios de taller en proceso	32,294	28,857
Existencias por recibir	156,801	127,332
	486,460	540,422
Provisión para desvalorización de existencias	(7,942)	(10,917)
	478,518	529,505

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	31-03-08	31-03-07
	S/.000	S/.000
Saldo inicial	10,917	12,282
Adiciones del período	2,326	941
Adiciones por transferencias	388	1,068
Aplicaciones por ventas	(5,688)	(4,171)
Saldo final	7,942	10,120

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transferencias S/.000	Saldos finales S/.000
Costo -					
Terrenos	47,365	8,356			55,721
Edificios y otras construcciones	94,508	296			94,804
Instalaciones	4,662	90			4,752
Maquinaria y equipo	125,127	883	(620)	1,181	126,571
Maquinaria y equipo, flota de	0				0
alquiler	139,040	43,255		27,956	210,251
Unidades de transporte	4,124	0	(109)		4,015
Muebles y enseres	39,663	1,015			40,678
Trabajos en curso	3,082	1,404			4,486
	457,571	55,299	(729)	29,137	541,278
Depreciación acumulada -					
Edificios y otras construcciones	28,974	710			29,684
Instalaciones	3,231	84			3,315
Maquinaria y equipo	87,400	2,514	(502)	(11)	89,401
Maquinaria y equipo, flota de alquiler	25,024	4,809		(1,884)	27,949
Unidades de transporte	3,752	38	(109)	12	3,693
Muebles y enseres	27,531	726		(12)	28,245
	175,911	8,881	(611)	(1,895)	182,287
Provisión para desvalorización	(1,958)	(132)		388	(1,702)
Costo neto	279,702				357,290

6) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL	TOTAL	CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	41,190	15,000	41,190		
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	6,875	18,879	2,500	6,865	4,375	12,014
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	27,460			10,000	27,460
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	41,190			15,000	41,190
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	41,190			15,000	41,190
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Febrero del 2009	10,000	27,460			10,000	27,460
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	41,190			15,000	41,190
TOTALES			86,875	238,559	17,500	48,055	69,375	190,504

Los bonos corporativos devengan intereses anuales de 6% en promedio. El interés devengado en el período asciende a S/. 3.1 millones.

Las redención de bonos corporativos en el período es como sigue:

Tipo	Fecha redención	Importe	Importe
		US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2008	625	1,716

7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

	2008			2007		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	434,472	79,577	514,048	410,815	47,428	458,243
Utilidad de operación	13,823	7,736	21,559	42,048	2,264	44,312
Principales activos: Activos fijos	182,747	174,544	357,290	152,114	75,154	227,267
Existencias	418,073	60,445	478,518	322,440	59,979	382,418
Cuentas por Cobrar	331,405	61,646	393,051	326,320	60,700	387,020

8) PATRIMONIO

En Junta General de Accionistas del 26 de marzo del 2008 se aprobó el pago de dividendos en efectivo por S/. 40.3 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 74.0 y S/. 5.8 millones, respectivamente. Asimismo, se aprobó delegar en el Directorio la facultad de fijar la fecha de pago de dividendos en efectivo dentro de los 60 días posteriores a la realización de la Junta. La Junta aprobó la transferencia de resultados acumulados a reserva legal por S/. 12.7 millones.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital estará representado por 377'778,844 acciones comunes de un valor nominal de S/.1.10 cada una.

9) CONTINGENCIAS Y COMPROMISOS

Al 31 de marzo del 2008, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.6.6 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.23.7 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 35.6 y S/. 5.8 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

Ferreyros S.A.

VICTOR A[illegible] PALMA
Gerente División Contraloría

Ferreyros S.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.3 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. El 4 de abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 11.0 millones, incluidos multas e intereses. La Compañía presentará un recurso de reclamación ante la Administración Tributaria.

f. Al 31 de marzo del 2008, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.3 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

   La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

   Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

   Al 31 de marzo del 2008, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 8.2 millones y US $ 21.0 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 3.2 millones, que garantizan transacciones diversas.

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO ... QUISPE
Contador General ... 19916

		Trimestres terminados el:	
		31-03-08	**31-03-07**
Utilidad neta	S/.	41,283,974	38,118,911
Promedio ponderado de acciones comunes en circulación		305,226,504	305,226,504
Utilidad básica por acción	S/.	0.1353	0.1249

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

11) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:	
	31-03-08	31-03-07
	S/.000	S/.000
Ventas netas	10,722	20,563
Utilidad en ventas	717	1,991

12) TRANSACCIONES CON VINCULADAS

Las transacciones del periodo con subsidiarias se resumen como sigue:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

	31-03-08	31-03-07
	S/.000	S/.000
Venta de bienes		
Orvisa S.A.	5,376	4,822
Unimaq S.A.	5,198	15,627
Otras compañias	7	7
	10,581	**20,456**
Venta de servicios	**141**	**107**
Total venta de bienes y servicios	**10,722**	**20,563**

	31-03-08	31-03-07
	S/.000	S/.000
Compras de bienes		
Unimaq S.A.	7,622	617
Fiansa S.A.	1,943	249
Megacaucho & Representaciones S.A.C.	708	162
Orvisa S.A.	141	64
Otras compañias	35	0
	10,449	**1,092**
Compra de servicios	**209**	**432**
Total compra de bienes y servicios	**10,658**	**1,524**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

13) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-03-08	31-03-07
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	46,348	20,782
Transferencias de inmuebles, maquinarias y equipo a existencias	15,315	21,072

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18916

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2008	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Ingresar TI (Trimestral Individual)
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos.de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISP
Contador General · Mat 10916

1

FERREYROS S.A.A
Balance General
Al 31 de Marzo del año 2008 y 31 de Diciembre del año 2007
(En miles de nuevos soles)

Codigo		Notas	Al 31 de Marzo 2008	Al 31 de Diciembre 2007
	Activo			
	Activo Corriente			
1D0109	Efectivo y Equivalentes de efectivo		61,718	28,182
1D0114	Inversiones Financieras		0	0
1D0110	Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
1D0111	Activos Financieros Disponibles para la Venta		0	0
1D0116	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto)	2	350,112	239,141
1D0104	Cuentas por Cobrar a Partes Relacionadas	3	15,686	14,600
1D0105	Otras Cuentas por Cobrar (neto)		6,119	11,217
1D0106	Existencias (neto)	4	478,518	529,505
1D0112	Activos Biológicos		0	0
1D0115	Activos no Corrientes mantenidos para la Venta		0	0
1D0107	Gastos Diferidos		2,336	790
1D0113	Otros Activos		0	0
1D01ST	**Total Activo Corriente**		**914,489**	**823,436**
	Activo No Corriente			
1D0217	Inversiones Financieras		**138,204**	**132,183**
1D0213	Activos Financieros Disponibles para la Venta		0	0
1D0215	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0214	Inversiones al Método de Participación		134,806	128,785
1D0218	Otras Inversiones Financieras		3,398	3,398
1D0201	Cuentas por Cobrar Comerciales	2	42,939	46,571
1D0202	Cuentas por Cobrar a Partes Relacionadas		0	0
1D0203	Otras Cuentas por Cobrar		0	0
1D0209	Existencias (neto)		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto)	5	357,290	279,702
1D0206	Activos Intangibles (neto)		1,781	1,643
1D0207	Activo por Impuesto a la Renta y Participaciones Diferidos		14,726	13,749
1D0212	Crédito Mercantil		5,290	5,290
1D0208	Otros Activos		0	0
1D02ST	**Total Activo No Corriente**		**560,230**	**479,138**
1D020T	**TOTAL ACTIVO**		**1,474,719**	**1,302,573**

	Notas	Al 31 de Marzo 2008	Al 31 de Diciembre 2007	Codigo
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		818	990	1D0306
Obligaciones Financieras		304,242	282,494	1D0309
Cuentas por Pagar Comerciales		224,490	173,765	1D0302
Cuentas por Pagar a Partes Relacionadas	3	7,926	3,492	1D0303
Impuesto a la Renta y Participaciones Corrientes		7,616	15,967	1D0311
Otras Cuentas por Pagar		112,978	69,472	1D0304
Provisiones		0	0	1D0310
Pasivos mantenidos para la Venta		0	0	1D0312
Total Pasivo Corriente		**658,070**	**546,180**	1D03ST
Pasivo No Corriente				
Obligaciones Financieras		305,248	248,470	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por Pagar a Partes Relacionadas		0	0	1D0402
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0	1D0404
Otras Cuentas por Pagar		0	0	1D0408
Provisiones		0	0	1D0406
Ingresos Diferidos (netos)		12,614	10,130	1D0403
Total Pasivo No Corriente		**317,862**	**258,600**	1D04ST
Total Pasivo		**975,932**	**804,780**	1D040T
Patrimonio Neto				
Capital	8	415,557	335,749	1D0701
Acciones de Inversión		0	0	1D0703
Capital Adicional		0	0	1D0702
Resultados no Realizados		10,185	15,937	1D0708
Reservas Legales		31,761	19,056	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados	8	41,284	127,051	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto		**498,787**	**497,793**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**1,474,719**	**1,302,573**	1D070T

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2008 y 2007
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2008	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2007	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2008	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2007
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	11	514,048	458,243	514,048	458,243
2D0102	Otros Ingresos Operacionales		119	37	119	37
2D01ST	**Total de Ingresos Brutos**		**514,167**	**458,280**	**514,167**	**458,280**
2D0201	Costo de Ventas (Operacionales)	11	(426,010)	(366,643)	(426,010)	(366,643)
2D0202	Otros Costos Operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		**(426,010)**	**(366,643)**	**(426,010)**	**(366,643)**
2D02ST	**Utilidad Bruta**		**88,157**	**91,637**	**88,157**	**91,637**
2D0302	Gastos de Ventas		(36,358)	(28,778)	(36,358)	(28,778)
2D0301	Gastos de Administración		(24,507)	(19,329)	(24,507)	(19,329)
2D0407	Ganancia (Pérdida) por Venta de Activos		0	0	0	0
2D0403	Otros Ingresos		3,267	782	3,267	782
2D0404	Otros Gastos					
2D03ST	**Utilidad Operativa**		**30,559**	**44,312**	**30,559**	**44,312**
2D0401	Ingresos Financieros		37,161	10,369	37,161	10,369
2D0402	Gastos Financieros		(11,192)	(7,258)	(11,192)	(7,258)
2D0406	Participación en los Resultados de Partes Relacionadas por el Método de Participación		5,563	8,210	5,563	8,210
2D0409	Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		**62,091**	**55,633**	**62,091**	**55,633**
2D0501	Participación de los trabajadores		(4,676)	(3,936)	(4,676)	(3,936)
2D0502	Impuesto a la Renta		(16,131)	(13,578)	(16,131)	(13,578)
2D0503	**Utilidad (Pérdida) Neta de Actividades Continuas**		**41,284**	**38,119**	**41,284**	**38,119**
2D0504	Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**41,284**	**38,119**	**41,284**	**38,119**
	Utilidad (Pérdida) Neta del Ejercicio					
2D0901	Utilidad (Pérdida) Básica por Acción Común	10	0.135	0.125	0.135	0.125
2D0902	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0904	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
	Utilidad (Pérdida) Neta de Actividades Continuas					
2D0905	Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
2D0906	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0907	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0908	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2008 y 2007
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total P... N...
4D0101	**Saldos al 1ero. de enero de 2007**	284,196	0	0	15,937	9,300	0	89,729	0	399,162
	Ganancia (Pérdida) por valor razonable de:									
4D0108	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
4D0120	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
4D0121	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4D0122	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
4D0117	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	0
4D0123	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
4D0125	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
4D0111	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	38,119	0	38,119
4D0119	**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**0**	**0**	**0**	**38,119**	**0**	38,119
4D0102	9. Efecto acumulado de Cambios en Politicas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
4D0103	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0
4D0104	11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	0	0	0
4D0105	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
4D0110	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
4D0114	14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
4D0109	15. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0	0
4D0107	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0124	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
4D0112	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(9,756)	0	0
4D01ST	**Saldos al 31 de Marzo de 2007**	**284,196**	**0**	**0**	**15,937**	**19,056**	**0**	**118,092**	**0**	437,281
4D0201	**Saldos al 1ero. de enero de 2008**	335,749	0	0	15,937	19,056	0	127,051	0	497,793
	Ganancia (Pérdida) por valor razonable de:									
4D0208	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
4D0220	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
4D0221	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4D0222	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
4D0217	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	0
4D0223	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
4D0225	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
4D0211	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	41,284	0	41,284
4D0219	**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**0**	**0**	**0**	**41,284**	**0**	41,284
4D0202	9. Efecto acumulado de Cambios en Politicas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
4D0203	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0
4D0204	11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	(40,290)
4D0205	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
4D0210	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
4D0214	14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
4D0209	15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	0
4D0207	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0224	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
4D0212	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,752)	12,705	0	(6,953)	0	0
4D02ST	**Saldos al 31 de Marzo de 2008**	**415,557**	**0**	**0**	**10,185**	**31,761**	**0**	**41,284**	**0**	498,787

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General Mat 19916

FERREYROS S.A.A

Estado de Flujos de Efectivo

Por los periodos terminados al 31 de Marzo del año 2008 y 2007

(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2008 al 31 de Marzo de 2008	Del 1 de Enero de 2007 al 31 de Marzo de 2007
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de Bienes o Servicios (Ingresos Operacionales)		405,393	322,383
3D0110	Honorarios y Comisiones			0
3D0103	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		2,390	3,096
3D0111	Dividendos (no incluidos en la Actividad de Inversión)		6,727	0
3D0112	Regalías		0	0
3D0104	Otros Cobros de Efectivo Relativos a la Actividad		0	8,551
	Menos pagos (salidas) por:			
3D0109	Proveedores de Bienes y Servicios		(370,037)	(391,207)
3D0105	Remuneraciones y Beneficios Sociales		(48,386)	(43,585)
3D0106	Tributos		(16,341)	(23,105)
3D0107	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de Efectivo Relativos a la Actividad		(1,068)	(4,363)
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**(21,322)**	**(128,230)**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a Partes Relacionadas		0	0
3D0218	Venta de Subsidiarias y otras Unidades de Negocios		0	0
3D0201	Venta de Inversiones Financieras		0	0
3D0213	Venta de Inversiones Inmobiliarias		0	0
3D0202	Venta de Inmuebles, Maquinaria y Equipo		431	481
3D0203	Venta de Activos Intangibles		0	0
3D0210	Intereses y Rendimientos		0	0
3D0211	Dividendos		86	0
3D0204	Otros Cobros de Efectivo Relativos a la Actividad		0	129
	Menos pagos (salidas) por:			
3D0212	Prestamos a Partes Relacionadas		0	0
3D0219	Compra de Subsidiarias y otras Unidades de Negocios		0	0
3D0205	Compra de Inversiones Financieras		(167)	(2,197)
3D0214	Compra de Inversiones Inmobiliarias		0	0
3D0206	Compra de Inmuebles, Maquinaria y Equipo		(12,045)	(3,653)
3D0215	Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	0
3D0207	Compra y desarrollo de Activos Intangibles		0	(5,351)
3D0208	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**(11,695)**	**(10,591)**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de Sobregiros Bancarios		(172)	(1,701)
3D0308	Emisión y aceptación de Obligaciones Financieras			0
3D0301	Emisión de Acciones o Nuevos Aportes		275,686	201,448
3D0309	Venta de Acciones Propias (Acciones en Tesorería)		0	0
3D0303	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de Sobregiros Bancarios		0	0
3D0315	Amortización o pago de Obligaciones Financieras		(197,561)	(70,076)
3D0310	Recompra de Acciones Propias (Acciones en Tesorería)		0	0
3D0311	Intereses y Rendimientos		(11,400)	(5,489)
3D0305	Dividendos Pagados		0	(1)
3D0306	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación**		**66,553**	**124,181**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**33,536**	**(14,640)**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		28,182	34,610
3D0404	Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**61,718**	**19,970**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2008 y 2007
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2008 al 31 de Marzo de 2008	Del 1 de Enero de 2007 al 31 de Marzo de 2007
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) Neta del Ejercicio		41,284	38,119
	Más :			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0609	Estimación de Cuentas de Cobranza Dudosa		1,061	627
3D0610	Desvalorización de Existencias		2,326	941
3D0623	Fluctuación del Valor de Activos Biológicos		0	0
3D0602	Depreciación y Deterioro de Valor del Ejercicio		8,881	6,680
3D0614	Amortización de Activos Intangibles		29	29
3D0616	Amortización de Otros Activos		0	0
3D0604	Provisiones		17,559	14,600
3D0606	Pérdida en Venta de Inversiones Financieras		0	0
3D0624	Pérdida por Instrumentos Financieros Derivados		0	0
3D0617	Pérdida en Venta de Inversiones Inmobiliarias		0	0
3D0605	Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
3D0618	Pérdida en Venta de Activos Intangibles		0	0
3D0611	Gastos Financieros		11,192	0
3D0619	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
3D0620	Impuesto a la Renta y Participación de los Trabajadores		0	1,862
3D0608	Otros		0	8,848
	Menos:			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0625	Fluctuación del Valor de Activos Biológicos		0	0
3D0703	Utilidad en Venta de Inversiones Financieras		0	0
3D0626	Ganancia por Instrumentos Financieros Derivados		0	0
3D0706	Utilidad en Venta de Inversiones Inmobiliarias		0	0
3D0702	Utilidad en Venta de Inmuebles, Maquinaria y Equipo		(313)	(812)
3D0707	Utilidad en Venta de Activos Intangibles		0	0
3D0712	Ingresos Financieros		0	0
3D0709	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(5,563)	(8,210)
3D0708	Impuesto a la Renta y Participación de los Trabajadores		831	0
3D0711	Otros		(743)	(4,045)
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		(108,399)	(76,008)
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Partes Relacionadas		(1,086)	(18,410)
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		3,291	(244)
3D0804	(Aumento) Disminución en Existencias		(21,807)	(66,325)
3D0813	(Aumento) Disminución en Activos Biológicos		0	0
3D0817	(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
3D0805	(Aumento) Disminución en Gastos Diferidos		(1,546)	(1,122)
3D0818	(Aumento) Disminución de Otros Activos		0	0
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		50,725	25,795
3D0807	Aumento (Disminución) de Cuentas por Pagar a Partes Relacionadas		4,433	0
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		(23,477)	(50,555)
3D0815	Aumento (Disminución) de Provisiones		0	0
3D0827	Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
	Cobros por:			
3D0820	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
3D0821	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0822	Diferencia de Cambio		0	0
	Pagos por:			
3D0823	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0824	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0825	Provisiones		0	0
3D0826	Diferencia de Cambio		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		(21,322)	(128,230)

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

RECEIVED
2008 MAY -7 P 1:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2007 Y 31 DE DICIEMBRE DE 2006

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2007 Y 31 DE DICIEMBRE DE 2006

CONTENIDO | Página

S/. = Nuevo sol
US$ = Dólar estadounidense



Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

25 de febrero de 2008

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los estados financieros consolidados adjuntos de **Ferreyros S.A.A. y subsidiarias** que comprenden los balances generales consolidados al 31 de diciembre de 2007 y al 31 de diciembre de 2006 y los estados consolidados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas, y el resumen de políticas contables significativas y otras notas explicativas.

Responsabilidad de la Gerencia sobre los estados financieros

La Gerencia es responsable de la preparación y presentación razonable de estos estados financieros de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Esta responsabilidad incluye: diseñar, implantar y mantener el control interno relevante en la preparación y presentación razonable de los estados financieros para que no contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error; seleccionar y aplicar las políticas contables apropiadas; y realizar estimaciones contables razonables de acuerdo con las circunstancias.

Responsabilidad del Auditor

Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros basada en nuestras auditorias. Nuestras auditorias fueron realizadas de acuerdo con normas de auditoria generalmente aceptadas en el Perú. Tales normas requieren que cumplamos con requerimientos éticos y planifiquemos y realicemos la auditoria para obtener seguridad razonable de que los estados financieros no contienen representaciones erróneas de importancia relativa.

Una auditoria comprende la realización de procedimientos para obtener evidencia de auditoria sobre los saldos y las divulgaciones en los estados financieros. Los procedimientos seleccionados dependen del juicio del auditor, que incluye la evaluación del riesgo de que los estados financieros contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error. Al efectuar esta evaluación de riesgo, el auditor toma en consideración el control interno relevante de la Compañía en la preparación y presentación razonable de los estados financieros a fin de diseñar procedimientos de auditoria apropiados a las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la entidad. Una auditoria también comprende la evaluación de que los principios de contabilidad aplicados son apropiados y que las estimaciones contables realizadas por la gerencia son razonables, así como una evaluación de la presentación general de los estados financieros.

Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,045,000.00

PRICEWATERHOUSECOOPERS

25 de febrero de 2008
Ferreyros S.A.A.

Consideramos que la evidencia de auditoria que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoria.

Opinión

En nuestra opinión, los estados financieros antes indicados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre de 2007 y al 31 de diciembre de 2006, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Dongo Soria Gaveglio

Refrendado por

-----------------------------(socio)
Arnaldo Alvarado L.
Contador Público Colegiado
Matrícula No.7576

FERREYROS S.A.A. Y SUBSIDIARIAS

BALANCE GENERAL CONSOLIDADO (Notas 1, 2, 3, 4 y 26)

ACTIVO

	Al 31 de diciembre de	
	2007	2006
	S/.000	S/.00
ACTIVO CORRIENTE		
Caja y bancos (Nota 5)	45,896	
Cuentas por cobrar comerciales (Nota 6)	321,476	3
Otras cuentas por cobrar (Nota 7)	25,387	
Existencias (Nota 8)	650,790	4
Gastos pagados por anticipado	10,029	
Total del activo corriente	1,053,578	7
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Nota 6)	49,990	
INVERSIONES EN VALORES (Nota 9)	35,591	
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 10)	367,485	2
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 11)	17,297	
OTROS ACTIVOS	10,659	
	1,534,600	1,1

Las notas que se acompañan de la página 8 a la 35 forman parte de los estados financier

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE GANANCIAS Y PERDIDAS (Notas 1, 2, 3, 4 y 26)

	Por el año terminado el 31 de diciembre de	
	2007	2006
	S/.000	S/.000
Ventas netas	1,945,788	1,430,924
Costo de ventas (Nota 19)	(1,538,262)	(1,104,407)
	407,526	326,517
Otros ingresos operacionales	954	3,126
	408,480	329,643
Gastos de administración (Nota 20)	105,751	88,063
Gastos de venta (Nota 21)	155,635	110,774
	261,386	198,837
Utilidad de operación	147,094	130,806
Otros ingresos (gastos):		
Ingresos financieros (Nota 22)	46,379	34,235
Gastos financieros (Nota 23)	(47,475)	(34,361)
Diferencia en cambio, neta	28,829	18,591
Diversos, neto (Nota 24)	18,588	7,763
	46,321	26,228
Utilidad antes de participación de los trabajadores e impuesto a la renta	193,415	157,034
Participación de los trabajadores (Notas 11 y 17)	(15,341)	(13,324)
Impuesto a la renta (Notas 11 y 17)	(51,783)	(46,164)
Utilidad del año	126,291	97,546
Utilidad básica por acción, expresada en soles (Nota 25)	0.414	0.320

Las notas que se acompañan de la página 8 a la 35 forman parte de los estados financieros consolidados.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO NI
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2007
Y EL 31 DE DICIEMBRE DE 2006

	Capital
	S/.000
Saldos al 1 de enero de 2006	266,178
Distribución de dividendos	-
Capitalización de resultados acumulados	18,018
Revaluación voluntaria	-
Transferencia a la reserva legal	-
Utilidad del año	-
Saldos al 31 de diciembre de 2006	284,196
Distribución de dividendos	-
Capitalización de resultados acumulados	51,553
Transferencia a la reserva legal	-
Utilidad del año	-
Saldos al 31 de diciembre de 2007	335,749

Las notas que se acompañan de la página 8 a la 35 forman parte

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Notas 2 y 27)

	Por el año terminado el 31 de diciembre de	
	2007	2006
	S/.000	S/.000
ACTIVIDADES DE OPERACION		
Cobranza a clientes	1,917,065	1,484,293
Otros cobros relativos a la actividad	102,330	54,425
Pago a proveedores	(1,789,886)	(1,283,334)
Pago de remuneraciones y beneficios sociales	(184,182)	(161,326)
Pago de tributos	(81,604)	(44,376)
Otros cobros (pagos) relativos a la actividad	2,372	(1,581)
Efectivo neto (aplicado a) provisto por las actividades de operación	(33,905)	48,101
ACTIVIDADES DE INVERSION		
Venta de inmuebles, maquinaria y equipo	13,561	16,737
Compra de inmuebles, maquinaria y equipo	(104,803)	(42,435)
Venta de inversiones en valores	-	142
Cobros de otras inversiones en valores	-	2,377
Compra de inversiones en valores	(7,590)	(3,654)
Compra de activos intangibles	(6,755)	(323)
Otros cobros (pagos) relativos a la actividad	129	(11)
Efectivo neto aplicado a las actividades de inversión	(105,458)	(27,167)
ACTIVIDADES DE FINANCIAMIENTO		
Sobregiros y préstamos bancarios, neto	32,558	110,170
Deudas a largo plazo, neto	169,147	(48,117)
Intereses de sobregiros y préstamos bancarios, y deudas a largo plazo	(35,155)	(32,440)
Dividendos pagados	(29,432)	(19,123)
Otros (pagos) cobros relativos a la actividad	(620)	148
Efectivo neto provisto por las actividades de financiamiento	136,498	10,638
(Disminución neta) aumento neto del efectivo	(2,865)	31,572
Saldo del efectivo al inicio del año	48,761	17,189
Saldo del efectivo al final del año	45,896	48,761

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Continuación)

	Por el año terminado el 31 de diciembre de	
	2007	2006
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad del año	126,291	97,546
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	(19,470)	1,345
Recuperación de provisión de cuentas de cobranza dudosa	(211)	(564)
Provisión para desvalorización de existencias	4,982	12,110
Recuperación de provisión para desvalorización de existencias	(7,081)	(18,946)
Provisión para desvalorización de activos fijos	6,475	5,041
Otras provisiones	11,126	8,982
Valorización de inversiones en valores	(13,256)	(2,091)
Utilidad en venta de inmuebles, maquinaria y equipo	258	(1,145)
Depreciación y amortización	43,112	32,584
Gastos financieros	38,245	28,622
Remuneraciones al Directorio	9,447	7,765
Participación de los trabajadores	12,494	8,114
Impuesto a la renta y participación de los trabajadores diferidos	(5,787)	5,954
Otros	18,996	(4,237)
Cambios netos en activos y pasivos:		
Cuentas por cobrar comerciales	(32,398)	(56,123)
Otras cuentas por cobrar	(8,350)	2,403
Existencias	(315,337)	(99,978)
Gastos pagados por anticipado	(5,757)	185
Cuentas por pagar comerciales	120,774	20,104
Otras cuentas por pagar	(18,458)	430
Efectivo neto (aplicado a) provisto por las actividades de operación	(33,905)	48,101

Las notas que se acompañan de la página 8 a la 35 forman parte de los estados financieros consolidados.

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2007 Y 31 DE DICIEMBRE DE 2006

1 ANTECEDENTES Y ACTIVIDAD ECONOMICA

a) Antecedentes -

Ferreyros S.A.A. se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Cristóbal de Peralta Norte No.820, Surco y cuenta con oficinas en Piura, Tumbes, Chiclayo, Trujillo, Chimbote, Huaraz, Ica, Arequipa, Cusco, Cajamarca, Cerro de Pasco y Huancayo.

b) Actividad económica -

Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

El personal utilizado por la Ferreyros S.A.A. y subsidiarias (en adelante la Compañía) para desarrollar sus actividades, al inicio y al final del año 2007, comprendió 51 funcionarios, 969 empleados y 1,211 obreros, y 88 funcionarios, 1,316 empleados y 1,538 obreros, respectivamente.

A continuación se presentan los principales saldos de las empresas que conforman los estados financieros consolidados al 31 de diciembre de 2007 y 2006 con indicación del porcentaje de participación que Ferreyros S.A.A. tiene en ellas, directa o indirectamente a dicha fecha, así como información relevante al respecto:

		Porcentaje de partici-pación		En miles de nuevos soles					
				Activos		Patrimonio neto		Utilidad (pérdida) del año	
Entidad	Actividad	2007	2006	2007	2006	2007	2006	2007	2006
Ferreyros S.A.A.	Compra-venta de Maquinaria y servicios de taller	-	-	1,302,573	1,005,787	497,793	399,162	127,051	97,562
Unimaq S.A.	Venta de Maquinaria y repuestos	100.00	100.00	158,532	71,301	41,772	13,135	8,850	2,502
Orvisa S.A. y subsidiarias	Compra y venta de maquinaria	100.00	100.00	110,226	67,270	25,468	28,345	7,050	6,106
Domingo Rodas S.A.	Crianza y venta de langostinos	100.00	100.00	24,175	22,254	6,493	13,386	(6,893)	8
Fiansa Sociedad Anónima	Servicios de metal mecánica	100.00	100.00	16,568	16,957	41,772	2,758	8,850	(2,073)

Entidad	Actividad	Porcentaje de participación 2007	2006	En miles de nuevos soles Activos 2007	2006	Patrimonio neto 2007	2006	Utilidad (pérdida) neta del año 2007	2006
Motorindustria S.A.	Servicios de Reconstrucción de piezas	100.00	100.00	2,323	2,965	2,117	2,722	(605)	340
Depósitos Efe S.A.	Servicios de almacenaje	100.00	100.00	2,392	2,486	2,201	2,382	418	264
Mega Caucho & Representaciones S.A.C.	Representante y distribuidor de neumáticos Goodyear	100.00	-	11,500	-	4,084	-	1,099	-
Ferrenergy S.A.C.	Compra, venta y suministro de energía	50.00	50.00	5,201	14,182	2,120	1,137	346	(513)
Consorcio CERES	Servicio de carguío y acarreo de minerales	10.00	50.00	3,786	2,078	70	348	70	362
Cresko S.A.	Comercialización de las marcas Makinza, Tramotor, Traxo e Insumma	100.00	-	10,437	-	4,767	-	-	-

Adquisición o constitución de empresa -

- El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho & Representaciones S.A.C., empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

	S/.000
Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles, mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito mercantil	5,351
Valor pagado	5,356

- Constitución de la subsidiaria Cresko S.A. mediante el aporte en efectivo de S/.4.8 millones. El objetivo de esta empresa es la representación y comercialización de insumos, materias primas, bienes intermedios y de capital a través de diferentes unidades de negocio especializadas. Se dedica a la comercialización de las marcas Makinza, Tramotor, Traxo e Insumma.

2 RESUMEN DE PRINCIPALES POLITICAS CONTABLES

Las principales políticas contables aplicadas en la preparación de los estados financieros se detallan a continuación. Estas políticas han sido aplicadas uniformemente en todos los años presentados, a menos que se indique lo contrario.

a) Base de preparación -

Los estados financieros han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIIF incorporan a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41, de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33. A la fecha están pendientes de oficialización las NIIF 7 y 8 y todos los pronunciamientos del actual Comité de Interpretaciones IFRIC.

Los estados financieros han sido preparados de acuerdo con el principio de costo histórico, modificado por la revaluación de terrenos, la valuación a valores razonables de las inversiones disponibles para la venta y el valor patrimonial proporcional de las inversiones en asociadas y negocios conjuntos.

La variación en el poder adquisitivo de la moneda peruana en los años 2007 y 2006 con referencia al índice de precios al por mayor, de acuerdo con estadísticas oficiales, ha sido de 5.2% y 1.3%, respectivamente.

La preparación de los estados financieros de acuerdo con principios de contabilidad requiere el uso de ciertos estimados contables críticos. También requiere que la Gerencia ejerza su juicio en el proceso de aplicación de las políticas contables de la Compañía. Los estimados y criterios contables críticos se describen en la Nota 4.

- Pronunciamientos contables

El Consejo Normativo de Contabilidad oficializó a partir de 2006 la aplicación de las NIIF de la 1 a la 6 así como de las revisiones de ciertas NIC.

La adopción de la NIC 39 (revisada en el 2003) ha resultado en un cambio en la política contable relacionada con las inversiones disponibles para la venta cuyas ganancias y/o pérdidas no realizadas son registradas en una cuenta patrimonial; hasta el 2005 se registraban en resultados.

- Nuevos pronunciamientos contables

Ciertas normas y modificaciones han sido emitidas y se encuentran vigentes a nivel internacional para períodos posteriores al 31 de diciembre de 2006. Estas normas se encuentran pendientes de ser oficializadas por el Consejo Normativo de Contabilidad. Aquellas que podrían ser aplicables a la Compañía son la NIIF 4 - Contratos de Seguros, NIIF 7 - Instrumentos financieros: Revelaciones, y una modificación complementaria a la NIC 1, Presentación de estados financieros – revelaciones sobre capital (vigentes a nivel internacional a partir del 1 de enero de 2007).

La Compañía se encuentra en proceso de evaluar el impacto que tendrán estas normas sobre los estados financieros.

b) Estados financieros consolidados -

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus subsidiarias, después de eliminar todos los saldos y las transacciones de importancia entre las compañías del Grupo.

Las subsidiarias son todas las entidades sobre las que la Compañía tiene el poder de gobernar sus políticas operativas y financieras generalmente por ser propietaria de más de la mitad de sus acciones con derecho a voto. Las subsidiarias se consolidan desde la fecha en que su control es transferido a la Compañía, es decir desde la fecha en que las subsidiarias fueron constituidas por la Compañía. Estas no se consolidan desde la fecha en la que el control cesa.

En adición, los estados financieros consolidados incluyen los activos, pasivos, ingresos y gastos de las asociaciones en participación en las cuales la Compañía tiene participación y posee control mancomunado.

c) Traducción de moneda extranjera -

Moneda funcional y de presentación:

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía.

Transacciones y saldos:

Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones.

Las ganancias y pérdidas por diferencias en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del año de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

d) Instrumentos financieros -

Los instrumentos financieros corresponden a los contratos que dan lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra empresa. En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son cuentas por cobrar, cuentas por pagar y las acciones representativas de capital en otras empresas.

Los instrumentos financieros se clasifican como de pasivo o de capital de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, los dividendos, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como de pasivo, se registran como gastos o ingresos en el estado de ganancias y pérdidas. Los pagos a los tenedores de los instrumentos financieros registrados como de capital, se registran directamente en el patrimonio neto. Los instrumentos financieros se compensan cuando la Compañía tiene el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta, o de realizar el activo y cancelar el pasivo simultáneamente.

El valor razonable es el monto por el que un activo puede ser intercambiado entre un comprador y un vendedor debidamente informados, o puede ser cancelada una obligación, entre un deudor y un acreedor con suficiente información, bajo los términos de una transacción de libre competencia.

La Compañía clasifica sus instrumentos financieros como préstamos y cuentas por cobrar y activos financieros disponibles para la venta. La Gerencia determina la clasificación de sus instrumentos financieros en la fecha de su reconocimiento inicial y reevalúa esta clasificación a la fecha de cada cierre.

Préstamos y cuentas por cobrar

Los préstamos y las cuentas por cobrar son activos financieros no derivados con pagos fijos o determinables que no son cotizados en un mercado activo. Surgen cuando la Compañía provee dinero, bienes o servicios directamente a un deudor sin intención de negociar la cuenta por cobrar. Se incluyen en el activo corriente, salvo por los de vencimientos mayores a 12 meses después de la fecha del balance general. Estos últimos se clasifican como activos no corrientes.

Los préstamos y las cuentas por cobrar se incluyen en cuentas por cobrar comerciales y cuentas por cobrar diversas en el balance general.

Activos financieros disponibles para la venta

Los activos financieros disponibles para la venta son activos financieros patrimoniales no derivados que se designan en esta categoría. Estos activos se muestran como activos no corrientes a menos que la Gerencia tenga intención expresa de vender la inversión dentro de los 12 meses contados a partir de la fecha del balance general. Las inversiones disponibles para la venta son inicialmente registradas al costo de adquisición y subsecuentemente son valuadas a su valor razonable.

Las compras y ventas de inversiones se reconocen a la fecha de la negociación, fecha en la que la Compañía se compromete a comprar o vender el activo. Las inversiones se reconocen inicialmente a su valor razonable más los costos de transacción. Las inversiones se dejan de reconocer cuando los derechos a recibir flujos de efectivo de las inversiones han expirado o han sido transferidos y la Compañía ha transferido sustancialmente todos los riesgos y beneficios derivados de su propiedad.

Las ganancias y pérdidas no realizadas que surgen de cambios en el valor razonable de valores no monetarios clasificados como disponibles para la venta, se reconocen en el patrimonio. Cuando los valores clasificados como disponibles para la venta se venden o se desvalorizan, los ajustes a valor razonable acumulados se incluyen en el estado de ganancias y pérdidas como ganancias o pérdidas en inversiones en valores.

Los valores razonables de las inversiones con cotización bursátil se basan en precios vigentes ofrecidos.

La Compañía evalúa a cada fecha del balance general si existe evidencia objetiva de la desvalorización de un activo financiero o grupo de activos financieros.

En el caso de instrumentos patrimoniales clasificados como disponibles para la venta, se considera su disminución significativa o prolongada en el valor razonable del activo por debajo de su costo para determinar si los valores se han desvalorizado. Si existe tal evidencia para los instrumentos

disponibles para la venta, la pérdida acumulada, que corresponde a la diferencia entre el costo de adquisición y el valor razonable, menos cualquier pérdida por deterioro en ese activo financiero, se retira del patrimonio neto y se le reconoce en el estado de ganancias y pérdidas.

e) Efectivo y equivalentes de efectivo -

El efectivo y equivalentes de efectivo comprenden el efectivo disponible, los depósitos a la vista y cuentas corrientes en bancos.

f) Cuentas por cobrar comerciales y cuentas por cobrar diversas -

Las cuentas por cobrar se reconocen a su valor razonable menos la provisión por deterioro. La provisión por deterioro de las cuentas por cobrar se establece cuando existe evidencia objetiva de que la Compañía no podrá cobrar todos los montos vencidos de acuerdo a los términos originales de las cuentas por cobrar. El monto de la provisión se reconoce en el estado de ganancias y pérdidas. Las cuentas incobrables se castigan cuando se identifican como tales.

g) Existencias -

Las existencias se registran al costo o a su valor neto de realización el que resulte menor, sobre la base del método de identificación específica, excepto repuestos que se registran por el método del costo promedio ponderado. El costo de las existencias excluye los gastos de financiamiento y las diferencias en cambio. Las existencias por recibir se registran al costo por el método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

h) Inmuebles, maquinaria y equipo y depreciación -

Los terrenos y edificios comprenden sustancialmente las plantas, locales de venta y oficinas. Los terrenos se muestran a su valor razonable, sobre la base de tasaciones periódicas, efectuadas al menos cada seis años, por tasadores independientes. Las demás partidas de la cuenta inmuebles, maquinaria y equipo se registran al costo histórico menos la depreciación subsiguiente y el importe acumulado de las pérdidas por deterioro en su valor. El costo histórico incluye los desembolsos directamente atribuibles a la adquisición de estas partidas.

Los costos subsecuentes se incluyen en el valor en libros del activo o se reconocen como un activo separado, según corresponda, sólo cuando es probable que beneficios económicos futuros asociados con el activo, se generen para la Compañía y el costo de estos activos puede ser medido razonablemente. Los gastos de mantenimiento y reparación se cargan al estado de ganancias y pérdidas en el período en el que estos gastos se incurren.

Los aumentos en el valor en libros producto de la revaluación de los terrenos se acreditan a la cuenta excedente de revaluación en el patrimonio. Las disminuciones que revierten aumentos previos al mismo activo son cargados directamente contra la cuenta excedente de revaluación en el patrimonio; todas las demás disminuciones se cargan al estado de ganancias y pérdidas. El excedente de revaluación incluido en el patrimonio neto podrá ser transferido directamente a la cuenta de resultados acumulados, cuando se produzca la baja del activo correspondiente.

Los terrenos no se deprecian. La depreciación de otros activos se calcula por el método de línea recta y en función a horas-máquina utilizadas para asignar su costo o su monto revaluado menos su valor residual durante el estimado de su vida útil como sigue:

	Años
Edificios y otras construcciones	33
Instalaciones	10
Maquinaria y equipo	5 y 10
Maquinaria y equipo de alquiler	(*)
Unidades de transporte	5
Vehículos de alquiler	(*)
Muebles y enseres	4 y 10

(*) En función a horas - máquina utilizadas.

Los valores residuales y la vida útil de los activos se revisan y ajustan, de ser necesario, a la fecha de cada balance general.

El valor en libros de un activo se castiga inmediatamente a su valor recuperable si el valor en libros del activo es mayor que el valor recuperable de los activos. Los activos se someten a pruebas de deterioro cuando se producen eventos o circunstancias que indican que el valor en libros podría no ser recuperable. El valor recuperable de los activos corresponde al monto neto que se obtendría de su venta o su valor en uso, el mayor.

Las ganancias y pérdidas por la venta de activos corresponden a la diferencia entre los ingresos de la transacción y el valor en libros de los activos. Estas se incluyen en el estado de ganancias y pérdidas.

i) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando se cumple el ciclo de alquiler, estos activos son transferidos al rubro Existencias para su acondicionamiento y posterior venta. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

j) Contratos de arrendamiento financiero -

Los contratos de arrendamiento de maquinarias y equipos se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas.

k) Intangibles -

Los costos que están directamente asociados con programas de computación que brindarán beneficios económicos futuros mayores que su costo en más de un año, se reconocen como activos intangibles y se incluyen en el rubro Otros activos en el balance general. Estos costos se amortizan por el método de línea recta en el estimado de su vida útil que es de 4 años.

l) Deudas a largo plazo y préstamos bancarios -

La deuda a largo plazo y préstamos bancarios se reconocen inicialmente a su valor razonable, neto de los costos de transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado de ganancias y pérdidas durante el periodo de vigencia del préstamo y/o de las obligaciones emitidas usando el método del interés efectivo.

m) Impuesto a la renta -

El impuesto a la renta corriente se determina y registra de acuerdo con la legislación tributaria aplicable.

El impuesto a la renta diferido se provisiona en su totalidad, usando el método del balance general, sobre las diferencias temporales que surgen entre las bases tributarias de activos y pasivos y sus respectivos valores mostrados en los estados financieros. El impuesto a la renta diferido se determina usando tasas tributarias que han sido promulgadas a la fecha del balance general y que se espera serán aplicables cuando el impuesto a la renta diferido activo se realice o el impuesto a la renta pasivo se pague.

Los impuestos a la renta diferidos activos se reconocen en la medida que sea probable que se produzcan beneficios tributarios futuros contra los que se puedan usar las diferencias temporales.

n) Provisiones para beneficios a los trabajadores -

Participación en las utilidades

La Compañía reconoce un pasivo y un gasto por participación de los trabajadores en las utilidades sobre la base del 8% de la materia imponible determinada de acuerdo con la legislación tributaria vigente.

Vacaciones al personal

Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general.

Compensación por tiempo de servicios

La provisión por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores.

o) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de eventos pasados, es más que probable que se requerirá de la salida de recursos para pagar la obligación y el monto ha sido estimado confiablemente. No se reconoce provisiones para futuras pérdidas operativas.

Cuando existen varias obligaciones similares, la probabilidad de que se requiera de salidas de recursos para su pago se determina considerando la clase de obligación como un todo. Se reconoce una provisión aun cuando la probabilidad de la salida de recursos respecto de cualquier partida específica incluida en la misma clase de obligaciones sea muy pequeña.

p) Distribución de dividendos -

La distribución de dividendos a los accionistas se reconoce como pasivo en los estados financieros en el periodo en el que los dividendos son aprobados por los accionistas de la Compañía.

q) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

r) Utilidad básica por acción -

La utilidad por acción básica se calcula dividiendo la utilidad entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Al 31 de diciembre de 2007 y 2006, la Compañía no tiene instrumentos financieros con efecto dilutivo, por lo que la utilidad básica y diluida es la misma.

s) Reconocimiento de ingresos por venta -

Los ingresos comprenden el valor razonable de los ingresos por venta de servicios, neto de impuestos a las ventas, rebajas y descuentos. Los ingresos se reconocen como sigue:

- Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

- Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

- Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
- Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
- Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
- Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago y se acreditan al costo de la inversión.

t) Información por segmento de negocio -

Un segmento de negocio es un grupo de activos dedicados a proveer productos o servicios que están sujetos a riesgos y beneficios que son diferentes a los de otros segmentos de negocios.

3 ADMINISTRACION DE RIESGOS FINANCIEROS

Las actividades de la Compañía la exponen a una variedad de riesgos financieros: riesgo de tipo de cambio, riesgo de tasa de interés, riesgo crediticio y riesgo de liquidez. El programa general de administración de riesgos de la Compañía se concentra principalmente en lo impredecible de los mercados financieros y trata de minimizar potenciales efectos adversos en el desempeño financiero de la Compañía. Los riesgos financieros con potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio

Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol. En este contexto la Compañía cubre su exposición al riesgo en la variación en los tipos de cambio a través del mantenimiento de activos expresados en dólares estadounidenses.

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2007 US$000	2006 US$000
Activo		
Caja y bancos	12,875	12,916
Cuentas por cobrar comerciales	117,632	110,633
Otras cuentas por cobrar	2,803	1,099
	133,309	124,648
Pasivo		
Sobregiros y préstamos bancarios	89,021	56,472
Cuentas por pagar comerciales	65,800	44,650
Otras cuentas por pagar	12,211	21,192
Deudas a largo plazo	118,702	78,000
	285,734	200,314
Pasivo neto	152,424	75,666

El riesgo de cambio del pasivo neto en moneda extranjera se cubre económicamente con las existencias y la flota de alquiler, cuyos precios de venta se fijan en dólares estadounidenses.

Al 31 de diciembre del 2007, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.2.995 y de S/.2.997 por US$1 para los activos y pasivos, respectivamente (al 31 de diciembre del 2006, S/.3.194 y S/.3.197 por US$1 para los activos y pasivos, respectivamente).

Al 31 de diciembre del 2007, la Compañía registró una ganancia neta por diferencia en cambio por S/.28.8 millones (ganancia neta por diferencia en cambio de S/.23.7 millones en el 2006).

Riesgo de tasa de interés

Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo con las condiciones de mercado.

Riesgo crediticio

La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez

La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.

Estimación del valor razonable

La Gerencia estima que los valores en libros de los instrumentos financieros de la Compañía (activos y pasivos corrientes, préstamos y deuda a largo plazo) al 31 de diciembre de 2007 y 2006 no difiere significativamente de sus valores razonables, por lo que, la revelación de dicha información no es relevante para una adecuada interpretación de la situación financiera de la Compañía a esas fechas.

4 ESTIMADOS Y CRITERIOS CONTABLES CRITICOS

Los estimados y criterios usados son continuamente evaluados y se basan en la experiencia histórica y otros factores, incluyendo la expectativa de ocurrencia de eventos futuros que se consideran razonables de acuerdo con las circunstancias.

La Compañía efectúa estimaciones y supuestos respecto del futuro. Las estimaciones contables resultantes, por definición, muy pocas veces serán iguales a los respectivos resultados reales. Las estimaciones y supuestos que tienen un riesgo significativo de causar un ajuste material a los saldos de los activos y pasivos en los próximos años corresponden a impuestos, ya que la determinación de las obligaciones y gastos por impuestos requiere de interpretaciones de la legislación tributaria aplicable. La Compañía cuenta con asesoría profesional en materia tributaria al momento de tomar alguna decisión sobre asuntos tributarios. Aun cuando la Gerencia considera que sus estimaciones en materia tributaria son prudentes y conservadoras, pueden surgir discrepancias con la administración tributaria en la interpretación de normas que requieran de ajustes por impuestos en el futuro.

5 CAJA Y BANCOS

Al 31 de diciembre este rubro comprende:

	2007 S/.000	2006 S/.000
Depósitos a plazo	3,894	16,609
Cuentas corrientes	40,976	28,624
Fondo fijo	1,026	3,528
	45,896	48,761

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado.

6 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2007			2006		
	Corriente S/.000	Largo plazo S/.000	Total S/.000	Corriente S/.000	Largo plazo S/.000	Total S/.000
Facturas y letras	377,270	55,419	432,689	371,271	45,249	416,520
Intereses diferidos	(12,192)	(5,165)	(17,357)	(11,707)	(4,495)	(16,202)
Provisión para cuentas de cobranza dudosa	(43,602)	(264)	(43,866)	(44,294)	-	(44,294)
	321,476	49,990	371,466	315,270	40,754	356,024

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 14% y 16%.

Letras de cambio por US$1.4 millones se encuentran garantizando deudas con instituciones bancarias que ascienden a US$ 4.6 millones.

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2007 S/.000	2006 S/.000
Saldo inicial	44,294	47,632
Adiciones del año	7,494	1,333
Aplicaciones por transferencia de cartera	(1,516)	(864)
Castigos	(4,225)	(1,821)
Diferencia en cambio	(2,481)	(2,060)
Otros ajustes	300	74
Saldo final	43,866	44,294

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2007 S/.000	2006 S/.000
Vigentes	327,889	302,434
Vencidas hasta 30 días	61,704	60,615
Vencidas mayores a 31 días	43,096	53,471
	432,689	416,520

7 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

	2007 S/.000	2006 S/.000
Crédito fiscal del impuesto general a las ventas	8,843	2,432
Cuentas por cobrar al personal	4,754	3,255
Reintegros tributarios	3,372	1,674
Inversiones Progreso	1,786	1,905
Reintegros por derechos aduaneros	1,200	722
CAT Américas	897	2,892
Letras por cobrar	713	760
Adelanto a proveedores	511	156
Reclamos a terceros	454	308
Obras de Ingeniería S.A.	251	932
Diversas	5,832	3,586
	28,613	16,717
Provisión para cuentas de cobranza dudosa	(3,226)	(3,437)
	25,387	13,280

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2007 S/.000	2006 S/.000
Saldo inicial	3,437	3,314
Adiciones del año	-	364
Diferencia en cambio	(211)	(241)
Saldo final	3,226	3,437

8 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2007 S/.000	2006 S/.000
Máquinas, motores y automotores	330,108	155,078
Repuestos	116,948	108,490
Servicios de taller en proceso	30,331	23,237
Mercadería	36,770	22,560
Productos en proceso	5,114	3,472
Materias primas y material de empaque	3,909	3,632
Existencias por recibir	139,378	98,547
	662,565	415,016
Provisión para desvalorización de existencias	(11,775)	(12,508)
	650,790	402,508

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

	2007 S/.000	2006 S/.000
Saldo inicial	12,508	19,218
Adiciones del año	6,348	12,242
Aplicaciones por ventas	(7,081)	(18,952)
Saldo final	11,775	12,508

9 INVERSIONES EN VALORES

Al 31 de diciembre este rubro comprende:

	Cantidad		Participación en el capital	Valor nominal unitario	Valores en libros	
	2007	2006	%		2007 S/.000	2006 S/.000
Acciones comunes -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	15,703,626	13,277,179	13.79	S/.1	26,526	15,658
La Positiva Vida Seguros y Reaseguros S.A.	2,240,136	2,000,000	3.51	S/.1	4,664	2,363
No cotizadas en bolsa:						
Otras					2,310	1,655
					33,500	19,676
Otras inversiones -						
Bonos de titulización - Cosapi S.A.	-	-	-	-	-	129
Bonos diversos cedidos por cliente					534	-
Bonos de reestructuración - Cosapi S.A.	-	-	-	-	957	1,021
Otros	-	-	-	-	600	-
					2,091	1,150
					35,591	20,826

10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2007, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	53,734	2,338	(6,278)	-	-	49,794
Edificios y otras construcciones	97,357	1,748	(3,523)	31,350	-	126,932
Instalaciones	11,291	1,672	(508)	-	-	12,456
Maquinaria y equipo	133,984	30,478	(5,917)	9,228	-	167,743
Maquinaria y equipo, flota de alquiler	113,830	94,098	(23,903)	(2,758)	-	181,267
Unidades de transporte	9,397	2,142	(1,547)	141	-	10,133
Muebles y enseres	38,062	7,292	(94)	2,378	-	47,622
Trabajos en curso	20,353	32,212	(739)	(49,889)	-	1,969
	478,008	171,980	(42,509)	(9,550)	-	597,915
Depreciación acumulada -						
Edificios y otras construcciones	39,799	1,905	(1,401)	483	-	40,788
Instalaciones	7,311	679	(100)	-	-	7,891
Maquinaria y equipo	93,943	12,359	(1,697)	(83)	-	104,523
Maquinaria y equipo, flota de alquiler	27,309	17,643	(2,756)	(13,566)	-	28,630
Unidades de transporte	7,452	620	(1,032)	216	-	7,256
Muebles y enseres	30,174	2,616	(19)	-	-	32,763
	205,988	35,828	(7,005)	(12,956)	-	221,851
Provisión para desvalorización	(4,728)	(6,475)	1,825	799	-	(8,579)
Costo neto	267,262					367,485

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2006, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	57,330	253	(3,748)	(101)	-	53,734
Edificios y otras construcciones	105,463	801	(12,954)	4,047	-	97,357
Instalaciones	14,348	777	(186)	(3,648)	-	11,291
Maquinaria y equipo	120,226	7,877	(2,048)	7,929	-	133,984
Maquinaria y equipo, flota de alquiler	77,465	36,542	(7,716)	7,539	-	113,830
Unidades de transporte	9,246	324	(173)	-	-	9,397
Muebles y enseres	36,229	2,808	(975)	-	-	38,062
Trabajos en curso	2,997	19,111	-	(1,416)	(339)	20,353
	423,304	68,493	(27,800)	14,350	(339)	478,008
Depreciación acumulada -						
Edificios y otras construcciones	38,293	3,031	(1,977)	452	-	39,799
Instalaciones	7,416	608	(91)	(622)	-	7,311
Maquinaria y equipo	87,500	8,243	(1,545)	(255)	-	93,943
Maquinaria y equipo, flota de alquiler	20,236	17,573	(419)	(10,081)	-	27,309
Unidades de transporte	6,983	642	(173)	-	-	7,452
Muebles y enseres	28,763	2,373	(962)	-	-	30,174
	189,191	32,470	(5,167)	(10,506)	-	205,988
Provisión para desvalorización	(7,954)	(4,728)	7,954			(4,728)
Costo neto	226,159					267,292

En diciembre de 2007, la Compañía, en base a una tasación técnica, efectuada por un profesional independiente, determinó que el valor razonable de ciertos inmuebles, maquinaria y equipo eran mayores a su correspondientes valores en libros por aproximadamente S/.6,247,000; consecuentemente, la Compañía de acuerdo con principios de contabilidad generalmente aceptados ha registrado una pérdida por deterioro de valor de los activos fijos.

Se han constituido hipotecas sobre los inmuebles de la Compañía por US$11.5 millones en garantía de obligaciones con Caterpillar Financial Services por US$7.0 millones.

Al 31 de diciembre de 2007, los rubros de edificios y muebles y enseres incluyen costo y depreciación acumulada por S/.22.0 millones y S/.0.2 millones, respectivamente, relacionados con contratos de arrendamiento financiero. Adicionalmente, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación acumulada por S/.0.7 millones y S/.0.1 millones, respectivamente (S/.4.6 millones y S/.0.7 millones al 31 de diciembre de 2006, respectivamente) relacionado con contratos de arrendamiento financiero, por los que cuales se había ejercido la opción de compra en ejercicios anteriores.

11 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre este rubro comprende:

	2007 **S/.000**	**2006** **S/.000**
Impuesto a la renta	13,442	6,047
Participación de los trabajadores	3,855	1,714
	17,297	7,761

Las partidas temporales que dan origen al impuesto a la renta y participación de los trabajadores diferidos activo son las siguientes:

	Al 1 de enero de 2007 **S/.000**	**Adiciones y reversiones del año 2007** **S/.000**	**Al 31 de diciembre de 2007** **S/.000**
Provisión para desvalorización de existencias	6,685	(2,053)	4,632
Diferencias en tasas de depreciación	1,837	1,635	3,472
Otras provisiones	7,843	4,894	12,737
de existencias, terrenos e inversiones	1,174	(176)	998
Provisión para vacaciones	2,176	1,349	3,525
Intangibles de duración limitada	(136)	(449)	(585)
Ganancias por ventas diferidas, neto	(2,746)	(98)	(2,844)
Operaciones de arrendamiento financiero	(1,135)	897	(238)
Revaluación de terrenos	(7,937)	2,278	(5,659)
Otras Partidas	-	(27)	(27)
Depreciación flota alquiler	-	1,286	1,286
Impuesto a la renta y participación diferida	7,761	9,536	17,297

	2007 **S/.000**	**2006** **S/.000**
Total al final del año	17,297	7,761
Total al inicio del año	7,761	11,301
	9,536	(3,540)

	2007 S/.000	2006 S/.000
(Débito) abono a resultados del año:		
Participación de los trabajadores	1,711	(1,312)
Impuesto a la renta	5,921	(4,641)
Cargo a patrimonio, neto	-	-
Ajuste	1,904	2,413
	9,536	(3,540)

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

12 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

	2007 S/.000	2006 S/.000
Sobregiros bancarios	4,029	2,212
Préstamos bancarios en moneda extranjera:		
Banco de Crédito del Perú	137,587	144,732
BBVA Banco Continental	42,644	7,599
Citibank	36,563	-
Scotiabank	31,527	2,000
Banco Internacional del Perú	16,574	38,109
BIF	8,692	-
Santander	5,679	-
	279,266	192,440
	283,295	194,652

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas que fluctúan entre 6.02% y tasa Libor más 0.5% y no cuentan con garantías específicas.

13 CUENTAS POR PAGAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2007 S/.000	2006 S/.000
Facturas	207,970	144,033
Letras	15,846	7,580
	223,816	151,613

Al 31 de diciembre de 2007, los saldos de facturas y letras por pagar incluyen principalmente cuentas por pagar a Caterpillar Americas Co. por US$32.1 millones y U$3.9 millones, respectivamente (US$23.7 millones y U$1.8 millones, respectivamente al 31 de diciembre de 2006), los que corresponden a pagarés por financiamiento de facturas de Caterpillar a través de Swiss Re, que generan intereses a tasas anuales de Libor más 2.5%.

14 OTRAS CUENTAS POR PAGAR

Este rubro comprende al 31 de diciembre:

	2007	2006
	S/.000	S/.000
Remuneraciones por pagar	49,356	33,686
Anticipos de clientes	24,004	23,176
Tributos por pagar	16,289	24,359
Provisión para gastos estimados	10,048	12,288
Provisión para intereses de obligaciones por pagar	6,205	2,712
Pacific Service & Trading Inc.	4,830	5,376
Provisión genérica para penalidades tributarias	4,318	3,342
Otros	9,748	4,134
	124,798	109,073

15 DEUDAS A LARGO PLAZO

Al 31 de diciembre este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.25% y a tasa de interés anual de 7.0% con garantía de inmuebles que equivalen al 24% del total de la deuda.	Pagarés	Trimestral y semestral hasta el 2012
Bonos Ferreyros Bonos emitidos cuarta emisión en Series A y B del primer programa que devengan intereses anuales de 5.81%, 6.06%, 6.25% y 6.13% y primera emisión del primer programa de bonos Corporativos Serie A que devengan intereses anuales de 5.81% con garantía del patrimonio de la Compañía. Asimismo, tercera emisión del primer programa de bonos Corporativos Serie A que devengan intereses anuales de 6.12%.	Bonos Corporativos	Hasta noviembre de 2011
Instituciones financieras locales y del exterior Contrato de arrendamiento financiero a la tasa de interés anual del 6 8%	Cuotas	Mensual hasta el 2013
Pagarés con instituciones locales a la tasa de interés anual del 6 %	Pagarés	Trimestral hasta el 2009
Leasing con el Banco de Crédito del Perú a una tasa de interés anual de 7.35% para trabajos en curso.	Leasing	Trimestral has mayo de 2012
Leaseback con instituciones locales a una tasa de interés anual de 7%, 7.16% y 7.05%.	Leaseback	Trimestral has octubre 2010
Pagarés en moneda nacional con instituciones locales a tasa de interés anual de 6.5%, 7.25% y 7.7%.	Pagarés	Hasta julio de 2009
Varios Comprende diversos préstamos y créditos por importación a diversas tasas de interés.	Varios	Hasta el 2009

(1) Corresponde a una línea de crédito en conjunto.
(2) Incluye US$50 millones, US$15 millones y US$7.5 millones del primer programa, tercera

El cronograma de pagos del principal al 31 de diciembre de 2007 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

Años	US$000	S/.000
2008	38,614	116,484
2009	27,412	82,740
2010	27,966	83,814
2011	30,328	90,891
2012	4,779	14,322
2013	1,594	4,781
	130,693	393,032

16 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre de 2007, el capital autorizado, suscrito y pagado asciende a S/.335,749,154, formalizado mediante escritura pública y representado por 305,226,504 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 85.05% pertenecen a inversionistas nacionales y 14.95% a extranjeros.

Al 31 de diciembre de 2006, el capital autorizado, suscrito y pagado asciende a S/.284,196,000, formalizado mediante escritura pública y representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 86.65% pertenecen a inversionistas nacionales y 13.35% a extranjeros.

Al 31 de diciembre de 2007 y 2006, la cotización bursátil de las acciones de la Compañía ascendieron a S/.6.40 y S/.3.94 por acción, respectivamente y su frecuencia de negociación fue de 97.6% y 75.3%, respectivamente. El número de acciones en circulación se muestra en la Nota 25.

Al 31 de diciembre de 2007, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	Número de accionistas	Porcentaje total de participación
Hasta 1.00	1,326	19.48
De 1.01 al 5.00	14	43.33
De 5.01 al 10	5	37.19
	1,345	100.00

b) Excedente de revaluación -

Al 31 de diciembre de 2007, un monto de excedente de revaluación correspondiente a terrenos transferidos a terceros por S/.5.9 millones podrá ser transferido directamente a la cuenta de Resultados acumulados.

El excedente de revaluación corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuado por un perito independiente en los años 2005 y 1999, neto de su correspondiente impuesto a la renta diferido. La tasación del año 2005 fue realizada por los peritos independientes Alicar Asociados S.A.C. aplicando el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones.

Al 31 de diciembre de 2005, la Compañía había capitalizado excedentes de revaluación por S/.3.6 millones y en marzo de 2006 por S/.4.2 millones. Posteriormente, se restituyó el excedente de revaluación previamente capitalizado por un total de S/.7.8 millones con débito a los resultados acumulados, el mismo que fue aprobado en la Junta General Obligatoria de Accionistas del 28 de marzo de 2007.

c) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

Al 31 de diciembre de 2007, los resultados acumulados incluyen S/.12.7 millones que deberán ser transferidos a la reserva legal, previa aprobación de la Junta General de Accionistas.

d) Resultados acumulados -

En Junta General de Accionistas del 28 de marzo de 2007 se aprobó la distribución de dividendos por S/.28.4 millones y la capitalización de resultados acumulados por S/.51.6 millones

En Junta General de Accionistas del 28 de marzo de 2006, se aprobó aumentar el capital en S/.18.0 millones, mediante la capitalización de excedente de revaluación y resultados acumulados.

Los dividendos que se distribuyan en favor de accionistas diferentes de personas jurídicas domiciliadas, están afectos a la tasa del impuesto a la renta de 4.1%; el que debe ser retenido por la Compañía.

17 SITUACION TRIBUTARIA

a) De acuerdo con la legislación vigente, no está permitida la determinación de impuestos en forma consolidada. Ferreyros S.A.A. y subsidiarias han efectuado esta determinación en forma individual.

b) La Gerencia considera que ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria vigente, la que exige agregar y deducir al resultado mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente. La tasa del impuesto a la renta correspondiente al año 2007 y siguientes ha sido fijada en 30%.

La Ley No.27360 de fecha 30 de octubre de 2000, que modifica la Ley del Impuesto a la Renta para las personas naturales o jurídicas que desarrollen cultivos y/o crianzas así como a las que realizan actividad agroindustrial, como es el caso de Domingo Rodas S.A., establece que la tasa del impuesto a la renta aplicable es del 15%. Los beneficios de esta Ley se aplicarán hasta el 31 de diciembre de 2010. Este beneficio ha sido cuestionado por la Administración Tributaria.

De acuerdo con la legislación vigente la participación de los trabajadores corresponde al 8% de la materia imponible. Esta participación es deducible para propósitos del cálculo del impuesto a la renta.

En el año 2007 el impuesto a la renta y participación a los trabajadores corriente incluye sustancialmente las provisiones efectuadas por dicho concepto por Ferreyros S.A.A. por S/.46.4 millones y S/.13.4 millones, respectivamente (S/.36.7 millones y S/.10.7 millones, respectivamente en el 2006).

c) Al 31 de diciembre de 2007, Fiansa S.A. y Domingo Rodas S.A. mantienen pérdidas tributarias por S/.2.2 millones y S/.1.9 millones y, que podrán compensarse con las utilidades futuras conforme a alguno de los siguientes sistemas: (i) compensando utilidades que se obtengan en los cuatro ejercicios inmediatos posteriores computados a partir del ejercicio siguiente al de su generación o (ii) hasta agotar su importe, imputándola año a año al cincuenta por ciento (50%) de las utilidades que se obtengan en los ejercicios inmediatos posteriores.

d) Los años que están sujetos a fiscalización son los siguientes: Ferreyros S.A.A. (del 2005 al 2007); Motorindustria S.A. (del 2003 al 2007); Fiansa Sociedad Anónima, Orvisa S.A., Unimaq S.A., Domingo Rodas S.A. y Depósitos Efe S.A. (del 2003 al 2007); Ferrenergy S.A.C (2006 y 2007) y Mega Caucho & Representaciones S.A. (2007). Debido a que pueden surgir diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, moras e intereses, si se producen, se reconocen en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelve. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

e) El gasto (ingreso) por impuesto a la renta y participación de los trabajadores mostrados en el estado de ganancias y pérdidas comprende:

	2007 S/.000	2006 S/.000
Participación de los trabajadores:		
Corriente	17,052	12,012
Diferido (Nota 11)	(1,711)	1,312
	15,341	13,324
Impuesto a la renta:		
Corriente	57,704	41,523
Diferido (Nota 11)	(5,921)	4,641
	51,783	46,164

f) De acuerdo con la legislación vigente, para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

g) Impuesto temporal a los activos netos: grava a los generadores de rentas de tercera categoría sujetos al régimen general del Impuesto a la Renta. A partir del año 2008, la tasa del impuesto es de 0.5% aplicable al monto de los activos netos que excedan S/.1 millón (tasa del 0.6% hasta el 31 de diciembre de 2007).

h) De acuerdo con la legislación tributaria vigente, las empresas ubicadas en la región de la selva, como es el caso de la subsidiaria Orvisa S.A., tienen derecho al reintegro del impuesto general a las ventas consignado en las facturas de los proveedores. Dicho reintegro, previa aprobación de la Administración Tributaria, se hace efectivo mediante notas de crédito negociables.

18 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre de 2007, la Compañía tiene las siguientes contingencias:

a) En abril de 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.6.4 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b) En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.22.9 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c) En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/.34.4 millones y S/. 5.6 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

d) En diciembre del 2006, la Compañía recibió Resoluciones de multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/.1.2 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e) Al 31 de diciembre del 2007, la Compañía mantiene en proceso de reclamación, juicios por US$0.8 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Compromisos -

La Compañía tiene los siguientes compromisos al 31 de diciembre de 2007:

a) Avales por US$6.4 millones y US$20.0 millones, que garantizan operaciones de crédito y operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias y cartas de crédito emitidas por entidades financieras por US$4.6millones, S/.5.7 millones y €1.9 millones, que garantizan transacciones diversas.

19 COSTO DE VENTAS

Este rubro por los años terminados el 31 de diciembre comprende:

	2007 S/.000	2006 S/.000
Inventario inicial de existencias	316,469	290,031
Compra de mercadería	1,530,144	1,004,115
Mano de obra y gastos de taller	133,048	60,084
Gastos de operación de flota de alquiler	37,172	21,436
Otros	44,616	45,210
Inventario final de existencias	(523,187)	(316,469)
	1,538,262	1,104,407

20 GASTOS DE ADMINISTRACION

Este rubro por los años terminados el 31 de diciembre comprende:

	2007 S/.000	2006 S/.000
Cargas de personal	51,699	39,081
Servicios prestados por terceros	21,977	18,476
Tributos	1,102	1,314
Cargas diversas de gestión	4,680	3,700
Depreciación y amortización	4,163	4,960
Provisiones del ejercicio	22,130	20,532
	105,751	88,063

21 GASTOS DE VENTA

Este rubro por los años terminados el 31 de diciembre comprende:

	2007 S/.000	2006 S/.000
Cargas de personal	85,458	64,739
Servicios prestados por terceros	35,024	24,360
Tributos	310	198
Cargas diversas de gestión	21,294	11,965
Depreciación y amortización	8,385	5,693
Provisiones del ejercicio	5,164	3,819
	155,635	110,774

22 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2007 S/.000	2006 S/.000
Descuentos por pronto pago	18,550	14,213
Intereses por ventas a plazos	18,093	12,804
Intereses moratorios	4,929	4,459
Intereses por depósitos bancarios	1,989	1,219
Otros ingresos financieros	2,818	1,540
	46,379	34,235

23 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2007 S/.000	2006 S/.000
Intereses por préstamos bancarios	25,929	16,486
Intereses por bonos corporativos	10,747	10,877
Intereses por financiamiento de proveedores del exterior	3,094	1,089
Impuesto a las transacciones financieras	4,432	3,708
Otros gastos financieros	3,273	2,201
	47,475	34,361

24 DIVERSOS, NETO

El rubro diversos, neto por los años terminados el 31 de diciembre comprenden:

	2007 S/.000	2006 S/.000
Participación patrimonial en asociadas	13,256	2,016
Ingresos por servicios logísticos y monitoreo de máquina	2,025	1,320
Ingresos por resolución de contrato	658	1,492
Ingresos por alquiler de inmuebles	628	516
Ingresos por comisión de colocación de créditos	615	670
Penalidades asumidas	(1,080)	(1,314)
Otros	2,486	3,063
	18,588	7,763

25 UTILIDAD BASICA POR ACCION

La utilidad por acción es calculada dividiendo la utilidad correspondiente a los accionistas comunes entre el promedio ponderado de las acciones en circulación a la fecha del balance general:

	Acciones en circulación	Acciones base para el cálculo	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2006				
Saldo al 1 de enero de 2006 y al 31 de diciembre del 2006	305,226,504	305,226,504	365	305,226,504
Ejercicio 2007				
Saldo al 1 de enero de 2007 y al 31 de diciembre del 2007	305,226,504	305,226,504	365	305,226,504

El número de acciones emitidas por las capitalizaciones de resultados acumulados y de excedente de revaluación se han ajustado retroactivamente para todos los periodos presentados.

El cálculo de la utilidad por acción al 31 de diciembre de 2007 y 2006 se presenta a continuación:

	Al 31 de diciembre de 2007			Al 31 de diciembre de 2006		
	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.
Utilidad básica por acción	126,291,000	305,226,504	0.414	97,546,000	305,226,504	0.320

Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

26 INFORMACION POR SEGMENTOS

Para propósitos de gestión, la Compañía elabora la información por segmentos en base a las unidades de negocio en las que opera, las que incluye los segmentos de negocios de equipos pesados (que incluyen las operaciones de compra-venta de equipos, sus respectivos repuestos y servicios de mantenimiento y reparación) y otros segmentos de negocios (que incluye equipos agrícolas, alquiler de equipos y automotriz). La Gerencia no considera necesario incluir la información por segmento geográfico, debido principalmente a que en el caso de la Compañía no existe un componente diferenciable que esté dedicado a suministrar productos y servicios dentro de un entorno particular y que esté sujeto a riesgos y rentabilidad diferente. Todas las operaciones de la Compañía se realizan en el territorio nacional, están sujetas a los mismos riesgos, no existiendo diferencias de rentabilidad en razón de la región o lugar en que se realizan las ventas.

Las ventas netas y los resultados operativos por segmento de negocios son detallados a continuación:

	2007			2006		
	Equipos pesados, repuestos y servicios S/.000	Otras unidades de negocios S/.000	Total S/.000	Equipos pesados, repuestos y servicios S/.000	Otras unidades de negocios S/.000	Total S/.000
Total ingresos por ventas y servicios	1,667,201	278,587	1,945,788	1,242,922	188,002	1,430,924

	2007			2006		
	Equipos pesados, repuestos y servicios	Otras unidades de negocios	Total	Equipos pesados, repuestos y servicios	Otras unidades de negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Utilidad de operación	126,302	20,792	147,094	120,342	10,464	130,806
• Gastos por intereses			(47,475)			(34,361)
• Ingresos por intereses			46,379			34,235
• Diferencia en cambio			28,829			18,591
• Ingresos por participación en asociadas y negocios conjuntos			13,256			2,016
• Otros ingresos			5,333			5,747
• Participación de los Trabajadores			(15,341)			(13,324)
• Impuesto a la renta			(51,783)			(46,164)
Utilidad del año			126,291			97,546
Otra información						
Activos por segmento						
Cuentas por cobrar comerciales	307,066	64,400	371,466	286,762	69,262	356,024
Existencias	522,742	128,048	650,790	327,196	75,312	402,508
Activos fijos	245,959	121,526	367,485	188,685	78,607	267,292
Inversiones en valores			35,591			20,826
Activos no distribuidos			109,268			75,690
Total activos			1,534,600			1,122,340
Total pasivos no distribuidos			1,037,673			723,284
Depreciación (*)	24,005	11,823	35,828	23,125	9,345	32,470
Otras provisiones (*)	24,067	2,250	26,317	30,206	2,824	33,030
Inversiones en Activos fijos (**)	39,555	132,425	171,980	16,070	52,423	68,493

(*) Corresponde a las provisiones del ejercicio. Las otras provisiones comprenden la provisión para desvalorización de existencias y de activos fijos y las provisiones por concepto de gastos de Directorio y de bonos a los trabajadores.

(**) Del total de compras de activos fijos para las otras unidades de negocios, al segmento de alquiler de equipos le corresponde S/.91.3 millones y S/.35.3 millones, en el 2007 y 2006, respectivamente.

27 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2007 S/.000	2006 S/.000
Transferencias de existencias a inmuebles, maquinaria y equipo	81,990	67,912
Transferencias de inmuebles, maquinaria y equipo a existencias	64,582	42,847


END